200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854 (203) 855-7700 (203) 838-8500 ext. 20 (fax) (203) 854-1652

February 4, 2009

VIA EDGAR

Ms. Raj Rajan
Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FCCC, Inc. File No. 001-08589

Dear Mr. Rajan:

                As discussed in our telephone conversation of February 2, 2009 you stated that the staff has reviewed our proposed amendments to our Annual Report for the fiscal year ended March 31, 2008 and our two Quarterly Reports for the fiscal quarters ended June 30, 2008 and September 30, 2008 (the “Amendments”) and that there are no further comments at this time. Accordingly, we filed the Amendments through the EDGAR system today.

                At your earliest convenience, please advise us of the results of your final review of the Amendments to the reports.

Very truly yours,

Bernard Zimmerman, President, Chief Executive Officer and Chief Financial Officer

Cc:	Duane L. Berlin, Esq. Lev & Berlin, P.C. 200 Connecticut Ave. Norwalk, CT 06854 dberlin@levberlin.com (office phone) (203) 838-8500 (fax) (203) 854-1652